Exhibit 12.1

Statement of Computation of Ratio
of Earnings to Fixed Charges

(in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001

Loss from continuing operations before income taxes	$(19,536)	$(17,372)	$(17,530)	$(2,589)	$(2,107)	$(6,599)
Add fixed charges	1,034	1,420	1,461	777	1,047	1,286

Loss as defined	(18,502)	(15,952)	(16,069)	(1,812)	(1,060)	(5,313)
Fixed Charges:
Estimated interest component of rent expense	1,034	1,420	1,461	777	1,047	1,286

Deficiency of earnings to cover fixed charges	$(19,536)	$(17,372)	$(17,530)	$(2,589)	$(2,107)	$(6,599)